Mail Stop 6010

May 3, 2006

Mr. Barry Swanson
President
Lodge Bay Oil & Gas Corp.
3750 Edgemont Blvd, Suite 4
North Vancouver
British Columbia, Canada
V7R 2P7

Re: Lodge Bay Oil & Gas Corp.
**   Amendment No. 1 to Registration Statement on Form SB-2,**
**   filed April 19, 2006**
**   File No. 333-132236**

Dear Mr. Swanson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2. Your risk factors "Our Board of Directors Has no Previous Oil and Gas Exploration Investment Experience" and "We Have a Large Number of Authorized but Unissued Shares . . . ." on page 8 still refer to your "Board of Directors" as plural. Please revise your disclosure in these risk factors to reflect that you have one director.

Prospectus Summary, page 3

2. Please revise your disclosure to explain the meaning of "14 of 9-38-9-W5M" in the summary where it is first used.

3. Please also revise your disclosure to explain what you mean by the statement that the well has been "cased."

Risk Factors

Oil and Gas Resources, Even If Discovered, May Not be . . . ., page 5

4. Please separate this discussion into three separate risk factors as the discussion appears to address three separate risks, the risk that discovered resources may not contain commercial quantities of oil and gas, the risk that actual production, revenues and expenditures may vary from estimates and the risk that your future success is highly dependent upon acquiring additional reserves. Each risk factor should provide a meaningful detailed discussion about the risk and how it may affect your operations, financial condition or business. Where practicable, please quantify the specific and immediate effects to investors of the risks. In addition, the discussion of the second and third risks should make it clear that these are future potential risks, as you currently have no oil and gas reserves.

Business, pages 16-18

Strachan Prospect, page 16

5. We note your response to our prior comment 31 and are unable to locate the revised disclosure. Please explain the meaning of three dimensional seismic programs.

6. We note your response to our prior comment 6 and reissue that comment as it relates to the "spacing unit." Please revise your disclosure to explain what you mean by "spacing unit."

7. We note your response to our prior comment 37 and reissue that comment in part. Please expand your disclosure of the Odin Capital agreement to describe the term and termination provisions.

8. We note your response to our prior comment 39 and reissue that comment in part. We refer to your description of the formula for payout under the agreement with Odin Capital. Please revise your disclosure to clarify the operation of the formula and consider using an example for clarification. For example, at a minimum please explain what you mean by "1% interest in petroleum and natural gas." Does this mean will receive 1% of the revenue earned by Odin capital for sales of the petroleum

and natural gas retrieved from this location? You also refer to a 2% interest in just "natural gas." How does this differ from the previous interest? Also, please explain how this 2% interest is affected by the royalty payout. Then, you refer to percentage interests in "rights" at 2 other locations. Are these rights in petroleum and natural gas, in revenues, profits? Please explain.

9. It appears that you may not have filed the entire Odin Capital agreement as an exhibit to the registration statement. The agreement filed as an exhibit refers to various schedules that are not included. These schedules appear to describe material aspects of the agreement, e.g. the farmout procedures, the overriding royalty. Please file all schedules and exhibits to the agreement.

Description of Property, page 19

10. We note your response to our prior comment 44 and reissue that comment in part. Please describe the company's space sharing arrangement with Mr. Swanson and who owns the property.

Signatures

11. We note your response to our prior comment 46 and reissue that comment. The signature requirements of Form SB-2 require the registration statement to be signed by "the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions." The signature of the issuer appears separate from the other signatures. Your current signature block provides only the signature of the issuer. Mr. Swanson must provide a separate signature which is captioned to describe the capacity in which he signed. In addition, you have not indicated he is also the controller or principal accounting officer. Please caption his signature as such or provide the signature for the controller or principal accounting officer.

Financial Statements

Balance Sheet, page 23

12. Please refer to your response to prior comment 47. We did not see the amended disclosure in your financial statements. Please disclose if your functional currency is U.S. or Canadian dollars. If your functional currency is in Canadian dollars, please tell us how your policy for translating transactions in foreign currency into U.S. dollars complies with SFAS 52. Additionally, please quantify in the disclosure the amount of assets and liabilities that are not in U.S. dollars as of October 31, 2005.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas E. Stepp, Jr.
        Stepp Law Group, a professional corporation
        32 Executive Park, Suite 105
        Irvine, California 92614